September 23, 2019

Chamath Palihapitiya
Chief Executive Officer
Social Capital Hedosophia Holdings Corp.
120 Hawthorne Avenue
Palo Alto, CA 94301

       Re: Social Capital Hedosophia Holdings Corp.
           Registration Statement on Form S-4
           Filed September 12, 2019
           File No. 333-233098

Dear Mr. Palihapitiya:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2019 letter.

Registration Statement on Form S-4

Projected Financial Information, page 128

1. We note your response to our prior comment 5. As SCH management based its valuation of the VG Companies on an analysis of the aggregate potential cash flows to be generated by the "Virgin Galactic" business, as projected by VG management, please revise to disclose these cash flow projections.
         You may contact Theresa Brilliant, Staff Accountant, at 202-551-3307 or Andrew Mew,
Senior Assistant Chief Accountant, at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.
 Chamath Palihapitiya
Social Capital Hedosophia Holdings Corp.
September 23, 2019
Page 2




                                                       Sincerely,
FirstName LastNameChamath Palihapitiya
                                                      Division of Corporation
Finance
Comapany NameSocial Capital Hedosophia Holdings Corp.
                                                      Office of Transportation
and Leisure
September 23, 2019 Page 2
cc:       Howard Ellin
FirstName LastName